Popoca Oakland, LLC

Statement of Cash Flows
January - March, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	29,818.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	-5,354.21
CA DEPT OF TAX & FEE ADMIINISTRATION Payable	665.35
Cash Loans:Managing Member	2,900.00
Cash Loans:Square Capital Loan	-2,725.99
Employee Tips Payable	0.00
Party Deposits	200.00
Sales Tax Payable:Sales Tax Collected	1,791.76
Square Gift Cards	253.31
Square Tips	1,091.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,178.46**
Net cash provided by operating activities	**$28,640.37**
FINANCING ACTIVITIES	
Member 1 Draws	-2,636.70
Net cash provided by financing activities	**$ -2,636.70**
NET CASH INCREASE FOR PERIOD	**$26,003.67**
Cash at beginning of period	1,098.17
CASH AT END OF PERIOD	**$27,101.84**